

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2011

Mr. Donald Daniels, Controller
JetBlue Airways Corp.
118-29 Queens Boulevard
Forest Hills, New York 11375

      Re: **JetBlue Airways Corp.**
               Item 4.02 Form 8-K
               Filed January 18, 2011
               File No. 000-49728

Dear Mr. Daniels:

We have completed our review of your Item 4.02 8-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Heather Clark
                       Staff Accountant